Exhibit 99.1



142 WEST 57TH STREET NEW YORK, N.Y. 10019

ANN TAYLOR ANNOUNCES DECEMBER 2003 SALES RESULTS
AND RAISES FOURTH QUARTER EARNINGS GUIDANCE

New York, New York, January 8, 2004 – AnnTaylor Stores Corporation (NYSE: ANN) announced today that total net sales for the five-week period ended January 3, 2004 increased 40.1 percent to $215,922,000 over total net sales of $154,072,000 for the five-week period ended January 4, 2003. By division, net sales were $118,058,000 for Ann Taylor and $82,758,000 for Ann Taylor Loft.

Comparable store sales for the period increased 26.2 percent compared to a comparable store sales decrease of 14.6 percent for the same five-week period last year. By division, comparable store sales for fiscal December 2003 were up 28.8 percent for Ann Taylor compared to a 19.1 percent decrease last year, and up 25.4 percent for Ann Taylor Loft compared to a 4.1 percent decrease last year.

Ann Taylor Chairman J. Patrick Spainhour said, "Our outstanding performance was the result of a new holiday gift-giving strategy that began in the fourth quarter of last year and focused on product, inventory investment, marketing and in-store environment. Our client's acceptance of our holiday product, as well as our overall offering, exceeded our expectations for December at both divisions.

"At Ann Taylor selling across our giftable areas, including cashmere sweaters, fashion accessories and outerwear was strong. Additionally, we were especially pleased with selling in our refined separates category."

Mr. Spainhour continued, "At Ann Taylor Loft we continue to be excited about the positive performance across the business. December marked the fourth consecutive month of double-digit comparable store sales for the division. Every category exceeded our expectations. Our gift-giving focus on tops, outerwear and accessories drove outstanding full price results."

Total inventory levels at the end of December, including inventory attributable to Ann Taylor Global Sourcing, were down approximately 18 percent on a per square foot basis compared to last year, consistent across both divisions.

For the second time this quarter, based on stronger than expected sales performance, the Company is raising fourth quarter earnings expectations to the range of $0.54 - $0.56 from the range of $0.43 - $0.45. The Company continues to expect comparable store sales for January in the range of positive 3 - 5 percent, for both divisions.

The Company did not open or close any stores during fiscal December. The total store count at fiscal month end remained at 652, comprised of 357 Ann Taylor stores, 268 Ann Taylor Loft stores, and 27 Ann Taylor Factory stores. Total store square footage at the end of fiscal December increased 11 percent over last year.

For the fiscal year-to-date period ended January 3, 2004, the Company's net sales totaled $1,494,592,000, up 15.1 percent from $1,299,063,000 for the same period in fiscal 2002. By division, net sales for the fiscal year-to-date period were $817,463,000 for Ann Taylor, and $552,455,000 for Ann Taylor Loft.   Comparable store sales for the fiscal year-to-date period increased 5.3 percent compared to a decrease of 3.4 percent for the same period last year. Comparable sales by division for the fiscal year-to-date period were up 3.5 percent for Ann Taylor compared to a 5.0 percent decrease last year, and up 9.0 percent for Ann Taylor Loft compared to a 0.2 percent decrease last year.

Ann Taylor is one of the country's leading women's specialty retailers, operating 652 stores in 43 states, the District of Columbia and Puerto Rico, and also an Online Store at www.anntaylor.com.

For more information, please call (866) 214-2661 to listen to Ann Taylor Stores Corporation's monthly sales recording. No access code is required.

FORWARD-LOOKING STATEMENTS
Certain statements in this press release are forward-looking statements, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements may use the words "expect", "anticipate", "plan", "intend", "project", "believe" and similar expressions. These forward-looking statements reflect the Company's current expectations concerning future events, and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, including failure by the Company to predict accurately client fashion preferences; decline in the demand for merchandise offered by the Company; competitive influences; changes in levels of store traffic or consumer spending habits; effectiveness of the Company's brand awareness and marketing programs; general economic conditions or a downturn in the retail industry; the inability of the Company to locate new store sites or negotiate favorable lease terms for additional stores or for the expansion of existing stores; lack of sufficient consumer interest in the Company's Online Store; a significant change in the regulatory environment applicable to the Company's business; an increase in the rate of import duties or export quotas with respect to the Company's merchandise; financial or political instability in any of the countries in which the Company's goods are manufactured; the potential impact of health concerns relating to severe infectious diseases, particularly on manufacturing operations of the Company's vendors in Asia and elsewhere; acts of war or terrorism in the United States or worldwide; work stoppages, slowdowns or strikes; and other factors set forth in the Company's filings with the SEC. The Company does not assume any obligation to update or revise any forward-looking statements at any time for any reason.



Contact:

Barry Erdos
Chief Operating Officer
(212) 541-3318

Doreen Riely
Director of Investor Relations
(212) 541-3484